Exhibit 99.1

NQ Mobile Announces Annual General Meeting Results

BEIJING and DALLAS, Dec. 27, 2013 /PRNewswire/ — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced the results of its annual general meeting of shareholders held in Hong Kong on December 23, 2013.

At the meeting, NQ Mobile’s shareholders approved, confirmed and ratified, as necessary, the following:

1.	amendment to Article 6(d)(iii) of the Company’s Articles of Association, as previously approved by the Company’s board of directors; and

2.	amendment to Section 3.1(a) of the Company’s 2011 Share Incentive Plan, as previously approved by the Company’s board of directors.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of September 30, 2013, NQ Mobile maintains a large, global user base of 427 million registered user accounts and 133 million monthly active user accounts through its consumer mobile security business, 98 million registered user accounts and 19 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Media Contacts:

Alex Fencl

MWW for NQ Mobile

afencl@mww.com

+1 214 414 3330

Kim Titus

NQ Mobile

kim.titus@nq.com

+1 972 841 0506

Investor Relations Contact:

NQ Mobile Inc.

investors@nq.com

+852 3975 2853

+1 469 310 5280